UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno V8.TECH IN A NUTSHELL: 10 years of history, with more than 240 customers and approx. 300 employees Convergent solutions for TIM in IoT and AI applied to business verticals R$ 40 mln in net revenue in Feb and Mar/26 Scale, capillarity, and the ability to expand scope across accounts where V8 already operates Relationships within named accounts, deep technical expertise, and speed of delivery * EBITDA and Net Income normalized according to the items indicated in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of the sites. Operating Cash Flow (“OpCF") represents EBITDA-AL (-) Capex. The 2026 journey begins with consistent progress in the first quarter Growth driven by advances in Mobile and Ultrafibra SERVICE REVENUE MOBILE SERVICE REVENUE Solid postpaid performance and a steady pace of prepaid deceleration POSTPAID REVENUE Consistent revenue growth alongside customer base expansion EBITDA-AL Strong growth with margin expansion: 37.1% (+0.5 p.p. YoY) OP. CASH FLOW Cash generation with margin increase: 17.2% (+1.5 p.p. YoY) SHAREHOLDER REMUNERATION Announced as Interest on Capital until March 2026 Acquisition of V8.Tech: Together, we are more than the sum of our parts. New financial partnership with PicPay: Expansion of the digital ecosystem Partnership with PicPay expands TIM's digital ecosystem and marks the return to financial services Access to a base of 67 million accounts and one of the largest digital banks in the country Creation of new revenue avenues via cross -selling and loyalty Integrated offer of financial services with 100% digital journeys. Customer benefits linked to loyalty (cashback, vouchers and marketplace) (1Q26) (1Q26) (1Q26) (1Q26) (1Q26) (1Q26) V8 + TIM: MULTIPLYING POTENTIAL EARNINGS RELEASE ACCELERATING AI ADOPTION AND MAXIMIZING GAINS Partnerships: expansion with Microsoft and Google accelerates AI adoption Scaling Agentic AI: foundation for new operating model Applying AI FinOps SOFTWARE DEVELOPMENT, DATA ACCESS, AND DIGITAL JOURNEY Deployment of AI agents across the software development lifecycle to enhance productivity, optimize factory-related Capex and accelerate time-to-market: +22% of productivity gains Evolution of Digital Channels Data Layer to an AI-ready cloud architecture (Bigtable) optimizing digital experience: +60% of license cost efficiency AI Program Execution: early deliverables already translating into initial benefits Classificado como Uso Interno 1Q26 1Q25 % YoY 4Q25 % QoQ FINANCIAL (R$ million) Net Revenues 6,806 6,394 6.5% 6,920 -1.6% Services Revenues 6,644 6,240 6.5% 6 ,665 -0.3% Mobile Service 6,253 5,922 5.6% 6,305 -0.8% Fixed Service 3 91 319 22.8% 359 8.9% Normalized* Operating Expenses (3,519) (3,310) 6.3% (3,248) 8.3% Normalized* EBITDA 3,287 3,084 6.6% 3 ,672 -10.5% Normalized* EBITDA Margin 48.3% 48.2% 0.1p.p. 53.1% -4.8p.p. Normalized* EBITDA-AL 2,523 2,340 7.8% 2,921 -13.6% Normalized* EBITDA-AL Margin 37.1% 36.6% 0.5p.p. 42.2% -5.1p.p. Normalized* Net Income 821 810 1.3% 1 ,349 -39.1% Capex (1,354) (1,339) 1.1% (1,347) 0.5% OpCF (Normalized* EBITDA-AL - Capex) 1,169 1,001 16.8% 1,574 -25.7% OPERATIONAL ('000) Mobile Customer Base 6 1,986 62,039 -0.1% 61,974 0.02% Prepaid 2 8,871 3 1,269 -7.7% 2 9,226 -1.2% Postpaid 3 3,116 3 0,770 7.6% 3 2,748 1.1% TIM Ultrafibra Customer Base 880 7 90 11.4% 850 3.6% Description FINANCIAL AND OPERATIONAL HIGHLIGHTS * EBITDA normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25). Net Income normalized by non-recurring effects on EBITDA and Income Tax (-R$2.0 million in 1Q26 and -R$6.5 million in 1Q25). EBITDA-AL excluding the impact of fines from the decommissioning of the sites. INVESTOR RELATIONS RESULTS CONFERENCE May 6th, 2026, at: 10 a.m. (BRT) / 9 a.m. (US EST) Video conference (Zoom): Click here CONTACTS Email: ri@timbrasil.com.br Website: ri.tim.com.br EARNINGS RELEASE 1 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release RECENT AND SUBSEQUENT EVENTS Shareholder Remuneration On March 18, 2026, the Board of Directors of TIM S.A. approved the distribution of Interest on Capital (“IoC”) in the amounts of R$390 million. For more details, visit the website of Investor Relations of TIM S.A.: Filings Acquisition of All I-Systems Shares On February 11, 2026, TIM S.A. informed the market that it has entered into a Share Purchase Agreement with IHS Fiber Brasil - Cessão de Infraestruturas Ltda. ("IHS Brasil"), which regulates the terms and conditions for the acquisition, by the Company, of all the shares issued by I-Systems ("I-Systems") currently held by IHS Brasil, corresponding to 51% of the total share capital of I-Systems. After the conclusion of the transaction, TIM S.A., which already owned 49% of the shares of I-Systems, will hold all the shares. The completion of the transaction is subject to corporate and regulatory approvals. For more details, visit the website of Investor Relations of TIM S.A.: Filings 2 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release FINANCIAL HIGHLIGHTS NET OPERATING REVENUE Total Net Revenue ("NR"): R$6,806 million in 1Q26 (+6.5% YoY) Total Net Revenue recorded another consistent growth, supported by progress on the main fronts, with evolution in Services and Products revenues. Service Revenue (+6.5% YoY in 1Q26) The advance was supported by another solid postpaid result and by the acceleration of Ultrafibra's positive performance. Product Revenue (+5.4% YoY in 1Q26) The positive performance was driven by significant growth in handset and accessory sales, reflecting the strong market demand during the quarter. In addition, unlike in 1Q25, when we faced an occasional supply shortage, product availability was better this quarter, which also contributed to the results achieved. 1Q26 1Q25 % YoY 4Q25 % QoQ R$ million Total Net Revenue 6,806 6,394 6.5% 6,920 -1.6% Services Revenue 6,644 6,240 6.5% 6,665 -0.3% Mobile Service 6,253 5,922 5.6% 6,305 -0.8% Client Generated 5 ,819 5 ,542 5.0% 5 ,897 -1.3% Interconnection 1 10 8 4 31.5% 8 2 33.8% Customer Platform 2 6 2 2 20.9% 4 8 -45.2% Others 2 98 2 74 8.8% 2 79 7.0% Fixed Service 391 319 22.8% 359 8.9% of which TIM Ultrafibra 2 43 2 18 11.4% 2 38 2.0% Product Revenue 162 153 5.4% 255 -36.7% Description 3 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release MOBILE SEGMENT: Mobile Service Revenue ("MSR") (+5.6% YoY in 1Q26) | Mobile ARPU (R$33.7; +5.8% YoY) MSR's performance once again reflected the consistency of postpaid, which continues to be the main growth engine for the segment. This result led ARPU to another robust evolution, highlighting the focus on value generation supported by the strategy of providing customers with the 'Best Service, Network and Offer'. Client Generated Revenue ("CGR") (+5.0% YoY in 1Q26) CGR corresponds to MSR after excluding interconnection, customer platform, and other revenues. The performance was positively influenced by two revenue streams: TIM customers (postpaid and prepaid) and 'non-TIM' customers, especially international roaming services, which typically have a favorable impact in the first quarter. Interconnection Revenue (+31.5% YoY in 1Q26) This growth is mainly explained by the execution of agreements with other operators. Customer Platform Revenue (+20.9% YoY in 1Q26) The increase was driven by positive results on our key mobile advertising, digital safety and health fronts. Other Revenues (+8.8% YoY in 1Q26) The growth reflects the contribution of revenues from infrastructure‑sharing agreements. The following is the performance by mobile client profile: POSTPAID Revenue (+7.5% YoY in 1Q26) | ARPU ex-M2M (R$55.1; +1.6% YoY) The postpaid result shows the monetization of the customer base, explained by the price adjustments applied to the offers and by a consistent process of migration to higher-value plans throughout the quarter. This dynamic, combined with the growth of the customer base (+7.6% YoY) and a controlled churn level, contributed to the positive performance of the segment. PREPAID Revenue (-6.5% YoY in 1Q26) | ARPU (R$14.1; +1.6% YoY) Prepaid maintained the stabilization trajectory observed since 3Q25, even in a context marked by seasonal factors typical of the first quarter, such as Carnival, and by the continuous migration of customers to Controle plans. 4 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release FIXED SEGMENT Fixed Service Revenue ("FSR") (+22.8% YoY in 1Q26) FSR's performance was mainly driven by Ultrafibra's revenue, which has been recovering over the last two quarters. In addition, with the completion of the acquisition of the entire share capital of V8 Consulting S.A. ("V8" or "V8.Tech"), revenue from this asset is consolidated in the fixed segment, thus serving as a second driver of performance. TIM ULTRAFIBRA Revenue (+11.4% YoY in 1Q26) | ARPU FTTH (R$93.8; +3.2% YoY) TIM Ultrafibra recorded growth for another quarter as a result of improvements in broadband services and in sales and customer service channels. This was reflected in 36k net additions of FTTH in 1Q26, bringing the total base to 880k customers (almost entirely FTTH). This advance was accompanied by an improvement in the profile of the base, with a focus on premium customers – 92% of the base already operating at speeds of 400 Mbps or higher. OPERATING COSTS AND EXPENSES * Operating costs normalized by: consulting service costs for strategic projects (+R$6.0 million in 1Q26), and legal service costs in the context of the closing of the dispute with the former financial services partner (+R$19.0 million in 1Q25). Operating Costs and Expenses: R$3,519 million in 1Q26 (+6.3% YoY; 51.7% of NR) The result of Normalized Operating Costs and Expenses was mainly influenced by higher pressures on the network and interconnection cost line, in addition to the incremental costs arising from V8.Tech. 1Q26 1Q25 % YoY 4Q25 % QoQ R$ million Reported Operating Expenses (3,525) (3,329) 5.9% (3,275) 7.6% Normalized* Operating Expenses (3,519) (3,310) 6.3% (3,248) 8.3% Personnel (383) (358) 6.9% (360) 6.3% Selling & Marketing (936) (963) -2.8% (906) 3.3% Network & Interconnection (1,496) (1,322) 13.2% (1,146) 30.5% General & Administrative (221) (211) 4.9% (209) 5.7% Cost Of Goods Sold (COGS) (225) (209) 7.6% (363) -38.1% Bad Debt (225) (182) 23.8% (201) 12.2% Other operational revenues (expenses) (33) (66) -49.9% (63) -47.5% Normalized* Operating Expenses Ex-COGS (3,294) (3,101) 6.2% (2,885) 14.2% Description 5 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release Personnel: (+6.9% YoY in 1Q26; 5.6% of NR) The growth is mainly explained by the annual adjustments in salaries and benefits, in addition to the increase in other charges related to employees. Selling and Marketing (-2.8% YoY in 1Q26; 13.8% of NR) The decrease is explained by: (i) despite the start of the new Big Brother Brasil sponsorship, advertising expenses were lower year-over-year, reflecting a more balanced allocation of campaigns throughout the period; and (ii) lower expenses related to the operational management of clients, including customer service, collections, and payment activities, enabled by the continuous digitalization process. Network and Interconnection (+13.2% YoY in 1Q26; 22.0% of NR) The increase reflects: (i) higher traffic costs in international roaming services, partially impacted by seasonal effects; (ii) growth in spending on digital content providers; and (iii) higher expenses in infrastructure-sharing agreements. General and Administrative ("G&A")1 (+4.9% YoY in 1Q26; 3.3% of NR) The increase stems from additional costs attributable to hiring specialized services from third-party providers. Cost of Goods Sold ("COGS") (+7.6% YoY in 1Q26; 3.3% of NR) The growth reflects the increase in product revenue, driven by higher sales of handsets and accessories. Bad Debt (+23.8% YoY in 1Q26; 3.3% of NR) | % Total Gross Revenue (2.1%; +0.2 p.p. YoY) The increase is mainly explained by the higher exposure of the customer base to delinquency, due to the consistent growth of postpaid, which currently represents 53% of the total base. As a result, the Bad Debt-to-Gross Revenue ratio reached 2.1%. Other Operating Expenses (Revenues) (-49.9% YoY in 1Q26; 0.5% of NR) The reduction is explained by the combination of three factors: favorable effects from the contractual renegotiation with American Towers do Brasil – Cessão de Infraestrutura S.A. (“ATC”), partially offset by a higher volume of provisions for contingencies and increased expenses related to FUST/FUNTTEL fees. 1 The G&A line had a non-recurring impact of R$6.0 million in 1Q26, related to consulting service costs for strategic projects, and R$19.0 million in 1Q25, related to legal services costs in the context of the closing of the dispute with the former financial services partner. 6 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release FROM EBITDA TO NET INCOME EBITDA2: R$3,287 million in 1Q26 (+6.6% YoY) | Margin: 48.3% (+0.1 p.p. YoY) Normalized EBITDA ("Earnings before Interest, Taxes, Depreciation, Amortization and Equity") showed consistent growth, supported by revenue expansion and tight control of operating expenses, resulting in margin stability. EBITDA-AL3: R$2,523 million in 1Q26 (+7.8% YoY) | Margin-AL: 37.1% (+0.5 p.p. YoY) Normalized EBITDA-AL ("After Lease") corresponds to Normalized EBITDA after the incorporation of lease effects. The indicator grew in the quarter, supported by the expansion of operating income and the control of lease impacts. 2 EBITDA normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25). 3 EBITDA-AL normalized by non-recurring effects on EBITDA and excluding the impact of fines from the decommissioning of sites. -5308213,287-1,739-28-170EBITDAD&AEquity inEarningsNet FinancialResultsIncome TaxNet IncomeFromEBITDA to Net Income (1Q26)(R$ Mln; %YoY)Margin 48.3%(+6.6% YoY)(-0.4% YoY)(+5.4% YoY)(-11.5% YoY)(n.a.)(+1.3% YoY)-7873,287232,523EBITDALeasesExcludingDecommissioningFinesEBITDA-ALEBITDA-AL (1Q26)(R$ Mln; %YoY)(+7.8% YoY)Margin37.1% 7 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release DEPRECIATION AND AMORTIZATION ("D&A") D&A (-0.4% YoY in 1Q26) The result reflects the combined effect of: (i) lower depreciation of telecom infrastructure and equipment; (ii) higher depreciation of lease rights of use; and (iii) increased software amortization. NET FINANCIAL RESULT Net Financial Result (-11.5% YoY in 1Q26) The improvement is due to (i) a favorable effect in the annual comparison related to the asset value adjustment signed in the agreement with the former financial services partner in 1Q25; (ii) positive mark-to-market effect of derivative contracts; and (iii) higher returns on financial investments; although (iv) partially offset by the increase in interest on leases. 1Q261Q25%YoY4Q25% QoQR$ millionDepreciation(1,234) (1,266) -2.6%(1,273) -3.1%of which Depreciation of Leases(443) (415) 6.7%(428) 3.5%Amortization(505) (479) 5.3%(504) 0.1%Total D&A(1,739) (1,746) -0.4%(1,777) -2.2%Description1Q261Q25% YoY4Q25% QoQR$ millionCash Items(560) (417) 34.2%(397) 41.0%Financial Debt Interest (Net of Derivatives)(77) (68) 13.2%(85) -9.6%Interest related to Cash & Cash Equivalents199 167 18.9%239 -16.8%Net Leases Interest(463) (372) 24.5%(419) 10.6%Others(218) (144) 51.4%(131) 65.8%Non-Cash Items30 (181) n.a.31 -2.9%Mark-to-market from Derivative30 (20) n.a.31 -2.9%C6 Mark-to-market- (166) n.a.- n.a.Others- 5 n.a.- n.a.Net Financial Result(530) (598) -11.5%(366) 44.6%Description 8 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release Income Tax4 Normalized Income Tax totaled -R$170 million in 1Q26 (effective tax rate of -17.1%), vs. R$97 million in 1Q25 (effective tax rate of 13.7%). The variation is mainly explained by the increase in Earnings Before Taxes ("EBT") in 1Q26, combined with a lower distribution of Interest on Capital compared to 1Q25 (R$390 million vs. R$690 million, respectively). Net Income5: R$821 million in 1Q26 (+1.3% YoY) The performance of Normalized Net Income raised Normalized EPS to R$0.34 in 1Q26 from R$0.33 in 1Q25. INVESTMENTS AND CASH FLOW CAPEX Capex: R$1,354 million in 1Q26 (+1.1% YoY; 19.9% of NR) The slight increase reflects a higher allocation of investments in network infrastructure compared to the same period last year, in line with the expansion of 5G coverage, which reached 1,094 cities by the end of March 2026. It should be noted that Capex follows the expected seasonality for the period. 4 The Income Tax line had non-recurring effects in the amount of -R$2.0 million in 1Q26 and -R$6.5 million in 1Q25. 5 Net Income normalized for non-recurring effects on EBITDA and Income Tax. 1Q261Q25%YoY4Q25% QoQR$ millionNetwork1,044 1,028 1.6%871 19.8%IT & Others310 311 -0.4%475 -34.8%Capex1,354 1,339 1.1%1,347 0.5%Capex/ Net Revenue19.9%20.9%-1.1p.p.19.5%0.4p.p.Description 9 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release CASH FLOW * Lease incentives were recognized on the payment of leases in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$65.8 million in 1Q26, +R$53.7 million in 4Q25, and +R$3.8 million in 1Q25). Operating Cash Flow ("OpCF"): R$1,169 million in 1Q26 (+16.8% YoY) | Margin: 17.2% (+1.5 p.p. YoY). The evolution of operating cash flow is the result of the Company's operational consistency, combined with efficient management of resource allocation. The OpCF corresponds to the Normalized EBITDA-AL minus Capex. Operating Free Cash Flow ("OpFCF"): R$453 million in 1Q26 (+54.0% YoY) OpFCF reflects the positive operating performance, partially affected by a more adverse impact from working capital and taxes compared to 1Q25. This effect was mainly due to an increase in wholesale accounts receivable and higher tax payments, partially mitigated by improved accounts payable dynamics. CASH POSITION Cash and Securities positions totaled R$5,871 million at the end of March 2026, representing an increase of 10.2% YoY, as a result of operating cash generation in the period. It is also worth noting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel fee, has been suspended since 2020. The total amount recorded until March 31, 2026 was R$4.6 billion, of which R$3.3 billion in principal and R$1.2 billion in interest on arrears. 1Q261Q25%YoY4Q25% QoQR$ millionReported EBITDA3,281 3,065 7.1%3,645 -10.0%Capex(1,354) (1,339) 1.1%(1,347) 0.5%Reported EBITDA - Capex1,927 1,726 11.7%2,299 -16.2% Δ Working Capital and Income Tax(686) (643) 6.7%574 n.a.Leases Payment*(788) (788) -(767) 2.8%of which Fines(23) (31) -25.6%(3) 794.2%Operating Free Cash Flow453 294 54.0%2,106 -78.5%Description 10 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release DEBT DEBT PROFILE NET DEBT LT DEBT BY MATURITY Total post-hedge debt (including net derivatives in the amount of R$311 million) totaled R$17,191 million at the end of March 2026, an increase of R$814 million vs. 1Q25. The increase in debt results from the combination of higher lease liabilities and the partial reduction of total financial debt. In addition, in 1Q26 there was a consolidation of financial debt related to V8.Tech. CurrencyInterest Rate Maturity Short-term Long-term TotalR$ millionDebenturesBRLIPCA + 4,0432% p.a. 06/28 714 1,385 2,099 BNDES FinameBRLIPCA + 4.2283% p.a. 11/31 56 260 316 V8.TechBRLCDI + 2,42% to CDI + 6,80% 04/26 to 04/28 23 39 62 BNBBRLIPCA + 1.2228% a 1.4945% p.a. 02/28 185 170 355 Total Financial Debt 979 1,853 2,832 License (5G)BRLSelic12/4070 923 993 Total Debt Before Lease1,049 2,776 3,825 Total LeaseBRLIPCA/IGP-M (13.94% p.a.)07/501,609 12,068 13,677 Total Debt 2,658 14,843 17,502 Issuances1Q264Q253Q252Q25R$ millionShort-Term Debt979 926 955 951 Long-Term Debt1,853 1,853 1,900 1,955 Total Debt2,832 2,779 2,855 2,906 Cash and Cash Equivalents + Market Sec(5,871) (5,885) (6,529) (5,474) Net Derivatives-ex C6(311) (283) (195) (214) Net Debt(3,350) (3,389) (3,868) (2,781) License (5G)993 971 1,015 989 Net Debt AL(2,357) (2,418) (2,853) (1,792) Total Lease13,677 13,531 13,264 13,075 Total Net Debt11,320 11,112 10,411 11,283 Net Debt AL /Normalized EBITDA AL*-0.22x-0.23x-0.28x-0.18xNet Debt Total/Normalized EBITDA0.82x0.82x0.79x0.87xDescription*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.Pro-Forma IncludingIFRS 9, 15 & 16 R$ million2027968 2,126 2028864 2,581 2029126 1,719 2030126 1,414 After 2030692 7,004 Total Debt2,776 14,843 Year 11 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release * STRATEGIC PARTNERSHIPS Digital Ecosystem Security Services Health Services Financial Services In the Insurance vertical, the strategic partnership with EXA has shown rapid commercial traction since the beginning of operations, reaching approximately 32% penetration over handset sales in the last quarter. The speed of reaching this level of penetration reinforces the high adherence of the insurance solution to the customer's moment of purchase, as well as the relevant potential for incremental monetization of the vertical. These factors consolidate insurance as a strategic component, with significant room for expansion. TIM has entered into a new partnership with PicPay, the third-largest digital bank in Brazil, aimed at expanding the offering of financial and digital services and generating cross-benefits for the customer bases of both companies. The agreement connects the ecosystems of TIM and PicPay, fostering customer engagement, recurrence and loyalty, while creating new monetization opportunities. The initiative reinforces TIM’s structured re-entry into financial services. Our strategic partnership with KSK (Kasinski Consortium) registers more than 683k TIM customers registered on the platform, demonstrating TIM's relevance as a digital distribution channel for consortium products and financial solutions. These indicators reinforce the consortium as a new model for handset acquisition, in addition to the vertical's growth and monetization potential as the operation matures and conversion levels continue to evolve. The strategic partnership with Cartão de Todos has already reached more than 1.4 million TIM customers registered on the platform, with approximately 278k families having subscriptions, evidencing strong traction and broad adherence of the offer to our base. The results demonstrate consistent growth over time, with continuous evolution of the subscriber base and consolidation of the service as one of the main value propositions in the healthcare ecosystem. These indicators reinforce the assertiveness of the strategy adopted, the quality of the chosen partner and the relevant potential for conversion and monetization of the TIM base through value-added services. 12 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release BUSINESS-TO-BUSINESS (B2B) Total contracted B2B revenue totaled R$1.08 billion in 1Q26, with 36% of the agricultural sector, 40% of logistics initiatives and 19% of projects focused on the Utilities sector. R$1.08 Bln Total Contracted Revenue Mobile Advertising and Data Monetization In 1Q26, TIM advanced in its revenue diversification strategy, with strong performance in TIM Ads and important commercial advances in Open Gateway. TIM Ads expanded its advertiser base and recorded a growth of over 50% in campaign volume, driven by the introduction of AI in the audience builder and digital solutions focused on performance and measurement. Within the scope of the Open Gateway, TIM signed a large commercial contract with a company specialized in B2B and B2C communication and engagement solutions, leveraging the use of network APIs in anti-fraud and authentication cases and reinforcing the monetization of network capabilities in line with the GSMA's global strategy. ~27.3 Mln +479k Smart light spots sold (+32% YoY) 11,069 Km covered in highways (+86% YoY) AGRIBUSINESS UTILITIES LOGISTICS total hectares covered with 4G (+32% YoY) BREAKTHROUGH IN B2B WITH NEW PARTNERSHIP AND ACQUISITION OF V8.TECH Reached in B2B contracts R$ 1.08 Bln CONTRACTED REVENUE: AXIA PARTNERSHIP: First 5G-enabled hydropower plant 19 Hydropower plant with 4G 1st 5G Hydropower plant V8 +TIM: MULTIPLYING POTENTIAL V8.TECH ACQUISITION: Expansion of our B2B’s value proposition 478k 13 Public Schools covered +4.8k Rural Properties covered Cities and 66 districts 58 People benefitted MOVES TO A NEW FRONT SOCIAL IMPACT Scale, capillarity, and the ability to expand scope across accounts where V8 already operates Relationships within named accounts, deep technical expertise, and speed of delivery CONVERGENT SOLUTIONS FOR TIM IOT + AI APPLIED TO BUSINESS VERTICALS 13 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release OPERATIONAL INDICATORS 1Q261Q25% YoY4Q25% QoQMobile Customer Base ('000)61,986 62,039 -0.1%61,974 0.02%Prepaid28,871 31,269 -7.7%29,226 -1.2%Postpaid33,116 30,770 7.6%32,748 1.1%Postpaid ex-M2M25,881 24,513 5.6%25,694 0.7%Mobile Net Adds ('000)12 (20) n.a.(645) n.a.Postpaid ex-M2M Net Adds ('000)188 275 -31.7%316 -40.5%Mobile ARPU (R$)33.7 31.9 5.8%33.7 0.1%Prepaid14.1 13.8 1.6%14.8 -5.1%Postpaid43.6 43.8 -0.4%43.3 0.6%Postpaid ex-M2M55.1 54.3 1.6%54.8 0.7%Monthly Churn (%)2.9%2.9%-3.2%-0.4p.p.Market Share22.7%23.5%-0.8p.p.22.9%-0.2p.p.Prepaid30.9%31.2%-0.2p.p.30.9%0.0p.p.Postpaid18.4%18.8%-0.4p.p.18.6%-0.2p.p.Postpaid ex-M2M20.7%21.2%-0.5p.p.21.0%-0.3p.p.TIM Ultrafibra Customer Base ('000)880 790 11.4%850 3.6%FTTH876 761 15.1%840 4.3%TIM Ultrafibra ARPU (R$)94.4 93.2 1.3%95.7 -1.4%Description 14 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release SHAREHOLDER REMUNERATION In its most recent Guidance (click here), TIM S.A. plans to distribute R$5.3 – 5.5 billion in 2026, reflecting the increase in remuneration in recent years and, for the long term, projects an expansion of shareholder returns in line with cash flow growth. CAPITAL MARKETS TIM S.A.'s shares are traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), under the ticker TIMS3, and its ADRs are traded on the New York Stock Exchange ("NYSE"), under the ticker TIMB. * Source: TIM S.A. Investor Relations website: Shares 1,600 1,450 2,210 390 1,310 2,050 1,790 748 5,300 - 5,500 0 1,000 2,000 3,000 4,000 5,000 6,000 2023 2024 2025 1Q26 IoE Dividends Buyback Guidance 2026 Shareholders Remuneration (R$ Mln) Guidance 4,748 3,500 2,910 2023 2024 2025 1Q26 Dividend Yield (%) 6.7 10.0 9.3 0.6 Payout (%) 83 87 139 58 Description 1Q26 2025 % YoY TIMS3 Share Price (R$) 27.46 21.34 28.7% TIMB Share Price (US$) 26.49 19.51 35.8% Number of Shares Outstanding 2,392,125,889 2,392,125,889 - Number of Treasury Shares 3,457,567 3,457,567 - Earnings per Share (EPS) 0.34 1.82 n.a. Price-to-Earnings (P/E) 80.0 11.8 n.a. Description 15 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release ENVIRONMENTAL, SOCIAL AND GOVERNANCE 1Q26 ESG Highlights For the 18th consecutive year, TIM has been confirmed in the portfolio of B3’s Corporate Sustainability Index (ISE). This result maintains the Company as the telecommunications operator with the longest continuous presence in the index, which comprises companies with the best environmental, social and governance (ESG) practices in the Brazilian market. TIM released its 22nd ESG Report, reinforcing its commitment to transparency with its stakeholders. Among the main results of the goals in its ESG Plan, the Company increased energy efficiency in data traffic by 129%, recycled or reused 99.7% of waste, and maintained 100% of the electricity purchased from renewable sources (through the acquisition of I-RECs). In the social pillar, it reached 36.3% women and 21.3% Black people in leadership positions, in addition to achieving 52.6% women in new hires. At the end of the first quarter, the TIM Group published its 2025 Sustainability Report, prepared in accordance with the guidelines of the Corporate Sustainability Reporting Directive (CSRD), transposed into Italian legislation by Legislative Decree 125/2024, and aligned with the ESRS Standards and the European Taxonomy. As a member of the Group, TIM Brasil contributed information in the environmental, social, and governance dimensions. On the National Day of Awareness on Climate Change, celebrated on March 16, TIM announced the activation of 5G in Antarctica, expanding support for Brazilian scientific research. At the Comandante Ferraz Antarctic Station, there are 27 research projects dedicated to the environment, 19 of which focus specifically on understanding these changes. The arrival of 5G on the continent is the result of an agreement signed at the end of 2025 between TIM, the Brazilian Navy, the Ministry of Communications, and Anatel. TIM and the Brazilian Agricultural Research Corporation (Embrapa) formalized the signing of a Memorandum of Understanding (MOU) for strategic collaboration in the AgForest Lab — a new laboratory dedicated to developing scalable agroforestry systems (SAFs) in the Amazon biome. The initiative will be implemented in 2026 at an experimental field of Embrapa in Eastern Amazonia, in Belém (PA). TIM will provide 5G/4G connectivity infrastructure and IoT solutions for monitoring, traceability, and digital integration in the field. TIM Smart Lighting was the technology chosen by the State University of Campinas (Unicamp) to modernize the public lighting system of its main campus. The solution, developed by TIM in partnership with M2M, will be implemented through a collaboration between the operator and the university. The initiative is expected to reduce energy consumption by up to 70%. For the fourth consecutive year, TIM was recognized as a leader in the Consistent Quality category in the Mobile Network Experience Report by Opensignal, an independent mobile network analytics company. The operator also achieved first place in the Reliability Experience category and offered the 16 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release Best Video Streaming in the market, reflecting its commitment to continuous investments in its network to deliver a differentiated experience for its customers. With a record harvest — more than 14 thousand tons — the Case IH Connected Farm, a CNH brand, transformed its more than three thousand hectares into a laboratory of innovation and productivity using TIM’s 4G connectivity. The use of cutting-edge technologies, from soil preparation to harvesting, ensured lower production costs and higher yields, as well as significant environmental gains. Comparative data between the 23/24 and 24/25 harvests showed a 23.6% reduction in tons of CO2e per sack of soybeans and a 32% savings in fuel consumption. In line with its commitment to increasing energy efficiency, TIM ended the first quarter with 136 Distributed Generation (DG) plants in operation. With a predominance of solar plants (119), as well as 12 hydroelectric plants, two biogas plants, and three natural gas plants, DG is responsible for about 65% of the energy used by the Company. Furthermore, 100% of the electricity purchased by TIM comes from renewable sources (through the acquisition of I-RECs). TIM closed the first quarter with 1,890 active biosites in its network. These structures, similar to a common streetlight pole, are a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact, lower cost, and fast installation. For more than ten years, TIM has been bringing biosite technology to all regions of Brazil, investing in increasingly modern and sustainable models. To access the quarterly ESG report, please visit: Filings 17 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release DISCLAIMER The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Reais (R$), in accordance with the Brazilian Corporation Law, Law 6,404/76. Comparisons refer to the first quarter of 2026 ("1Q26"), unless otherwise noted. This document may contain forward-looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets", as well as similar words, are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, foreseen or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this disclosure should not base their considerations solely on the information provided herein. Forward-looking statements reflect only the views as of the date they are presented and the Company is not obligated to update them in light of new information or future developments. INVESTOR RELATIONS ATTACHMENTS Exhibit 1: Balance Sheet Exhibit 2: Income Statement Exhibit 3: Cash Flow Statements The complete Financial Statements, including the Explanatory Notes, are available on the Investor Relations website of TIM S.A.: ri.tim.com.br 18 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release EXHIBIT 1 – TIM S.A. Balance Sheet 1Q261Q25% YoY4Q25% QoQR$ millionASSETS57,796 56,459 2.4%56,939 1.5%CURRENT ASSETS14,086 12,963 8.7%13,464 4.6%Cash and cash equivalents4,022 2,840 41.6%3,610 11.4%Marketable securities1,850 2,487 -25.6%2,274 -18.7%Trade accounts receivable5,169 5,048 2.4%4,902 5.5%Inventories387 330 17.6%357 8.5%Recoverable income and social contribution taxes50 78 -35.6%69 -26.6%Recoverable taxes, fees and contributions1,108 848 30.7%1,139 -2.7%Prepaid expenses746 659 13.2%329 126.6%Derivative financial instruments448 397 12.6%452 -1.0%Leases34 33 5.7%34 0.9%Other assets271 243 11.4%297 -8.8%NONCURRENT43,710 43,496 4.9%43,475 0.5%Noncurrent assets4,484 4,277 4.9%4,451 0.8%Marketable securities35 18 90.5%26 32.4%Accounts receivable124 146 -15.0%137 -9.8%Recoverable income and social contribution taxes273 218 25.5%258 5.7%Recoverable taxes, fees and contributions916 910 0.7%912 0.5%Deferred income and social contribution taxes 1,388 1,338 3.8%1,356 2.4%Judicial deposits 676 689 -1.8%677 -0.1%Prepaid expenses341 279 22.3%340 0.3%Leases196 199 -1.5%200 -1.9%Other financial assets502 450 11.5%514 -2.3%Other assets32 30 7.9%29 8.9%Permanent Assets39,226 39,219 0.02%39,024 0.5%Investment1,232 1,342 -8.1%1,260 -2.2%Property, plant and equipment23,246 23,059 0.8%23,171 0.3%Intangible assets14,747 14,819 -0.5%14,593 1.1%LIABILITIES57,796 56,459 2.4%56,939 1.5%CURRENT LIABILITIES15,381 14,734 4.4%15,201 1.2%Suppliers5,179 4,533 14.3%5,139 0.8%Loans and financing979 339 189.0%926 5.8%Lease liabilities1,644 1,577 4.2%1,703 -3.4%Derivative financial instruments137 245 -44.1%169 -18.8%Payroll and related charges429 411 4.5%361 18.9%Income tax and social contribution payable184 116 58.9%162 13.7%Taxes, fees and contributions payable5,055 4,080 23.9%4,856 4.1%Dividends and interest on shareholders’ equity payable1,116 2,764 -59.6%1,219 -8.4%Authorizations payable326 303 7.6%322 1.2%Deferred revenues245 277 -11.6%260 -5.8%Other liabilities87 89 -2.8%86 1.1%NON CURRENT LIABILITIES17,995 17,269 4.2%17,761 1.3%Loans and financing 1,853 2,669 -30.6%1,853 -Lease liabilities12,263 11,210 9.4%12,062 1.7%Income tax and social contribution payable26 -n.a.19 35.6%Taxes, fees and contributions payable 33 38 -13.5%33 -1.0%Provision for legal and administrative proceedings1,591 1,554 2.4%1,560 2.0%Pension plan and other postemployment benefits4 3 29.6%4 -Authorizations to pay1,188 1,164 2.1%1,160 2.4%Deferred revenues412 544 -24.2%506 -18.5%Obligations to shareholders534 24 2125.7%534 -0.02%Other liabilities90 63 41.4%29 212.8%SHAREHOLDERS' EQUITY 24,420 24,456 -0.1%23,977 1.8%Capital13,478 13,478 -13,478 -Capital reserves393 379 3.7%388 1.3%Income reserves10,203 10,019 1.8%10,193 0.1%Equity valuation adjustments(3) (2) 29.6%(3) -Treasury stocks(79) (16) 376.8%(79) -Net Income for the period427 598 -28.5%- n.a.Description 19 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release EXHIBIT 2 – TIM S.A. Income Statement * EBITDA normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25). Net Income normalized by non-recurring effects on EBITDA and Income Tax (-R$2.0 million in 1Q26 and -R$6.5 million in 1Q25). 1Q261Q25% YoY4Q25% QoQR$ millionNet Revenues6,806 6,394 6.5%6,920 -1.6% Services Revenues6,644 6,240 6.5%6,665 -0.3%Mobile Service6,253 5,922 5.6%6,305 -0.8%Client Generated5,819 5,542 5.0%5,897 -1.3%Interconnection110 84 31.5%82 33.8%Customer Platform26 22 20.9%48 -45.2%Others298 274 8.8%279 7.0%Fixed Service391 319 22.8%359 8.9%of which TIM UltraFibra243 218 11.4%238 2.0%Products Revenues162 153 5.4%255 -36.7%Operating Expenses(3,525) (3,329) 5.9%(3,275) 7.6%EBITDA3,281 3,065 7.1%3,645 -10.0%EBITDA Margin48.2%47.9%0.3p.p.52.7%-4.5p.p.Depreciation & Amortization(1,739) (1,746) -0.4%(1,777) -2.2%Depreciation(1,234) (1,266) -2.6%(1,273) -3.1%Amortization(505) (479) 5.3%(504) 0.1%Equity in Earnings(28) (27) 5.4%(30) -5.8%EBIT1,515 1,292 17.2%1,838 -17.6%EBIT Margin22.3%20.2%2.0p.p.26.6%-4.3p.p.Net Financial Results(530) (598) -11.5%(366) 44.6%Financial Expenses(911) (705) 29.2%(866) 5.1%Financial Income381 140 173.4%496 -23.2%Net Exchange Variation(1) (33) -98.4%3 n.a.Income before taxes985 694 41.9%1,472 -33.1%Income Tax and Social Contribution(168) 104 n.a.(141) 19.2%Net Income817 798 2.4%1,331 -38.6%R$ millionNet Revenues6,806 6,394 6.5%6,920 -1.6% Services Revenues6,644 6,240 6.5%6,665 -0.3%Mobile Service6,253 5,922 5.6%6,305 -0.8%Client Generated5,819 5,542 5.0%5,897 -1.3%Interconnection110 84 31.5%82 33.8%Customer Platform26 22 20.9%48 -45.2%Others298 274 8.8%279 7.0%Fixed Service391 319 22.8%359 8.9%of which TIM UltraFibra243 218 11.4%238 2.0%Products Revenues162 153 5.4%255 -36.7%Operating Expenses(3,519) (3,310) 6.3%(3,248) 8.3%Personnel(383) (358) 6.9%(360) 6.3%Selling & Marketing(936) (963) -2.8%(906) 3.3%Network & Interconnection(1,496) (1,322) 13.2%(1,146) 30.5%General & Administrative(221) (211) 4.9%(209) 5.7%Cost Of Goods Sold (COGS)(225) (209) 7.6%(363) -38.1%Bad Debt(225) (182) 23.8%(201) 12.2%Other Operational Revenues (Expenses)(33) (66) -49.9%(63) -47.5%EBITDA3,287 3,084 6.6%3,672 -10.5%EBITDA Margin48.3%48.2%0.1p.p.53.1%-4.8p.p.Net Financial Results(530) (598) -11.5%(366) 44.6%Income Tax and Social Contribution(170) 97 n.a.(150) 13.3%Net Income821 810 1.3%1,349 -39.1%Total Normalized Items(4) (13) -68.6%(18) -77.7% REPORTED NORMALIZED* Description 20 This document is the property of TIM S.A. All rights reserved © TIM S.A. 1Q26 Earnings Release EXHIBIT 3 – TIM S.A. Cash Flow Statements * EBT ("Earnings Before Taxes") normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25). 1Q261Q25% YoY4Q25% QoQR$ millionInitial Cash Balance3,610 3,259 10.8%3,674 -1.7%Earnings Before Taxes Normalized*991 713 39.0%1,499 -33.9%Non recurring operating items(6) (19) -68.6%(27) n.a.Depreciation & Amortization1,739 1,746 -0.4%1,777 -2.2%Equity in earnings28 27 5.4%30 -5.8%Residual value of property, plant and equipment and intangible written off2 3 -32.8%1 74.7%Interest on asset retirement obligation(0.2) 2 n.a.0.6 n.a.Provision for legal and administrative proceedings81 64 26.1%104 -22.2%Monetary adjustments to deposits, administrative and legal proceedings47 15 222.3%74 -36.1%Interest, monetary and exchange variations of borrowings and other financial adjustments196 203 -3.7%95 106.9%Yield from securities(65) (79) -17.8%(102) -36.4%Lease interest payable471 379 24.0%427 10.3%Lease interest receivable(7) (7) 0.8%(7) -2.2%Provision for expected credit losses225 182 23.8%201 12.2%Result from operations with other derivatives- 166 -- n.a.Long-term incentive plans5 6 -20.3%4 20.4%Decrease (increase) in operating assets(743) (377) 96.9%(481) 54.2%Trade accounts receivable(440) (108) 305.6%(549) -19.9%Taxes and contributions recoverable96 135 -29.0%(27) n.a.Inventory(30) (36) -15.9%(4) 705.5%Prepaid expenses(403) (376) 7.2%82 n.a.Judicial deposit10 5 115.8%23 -55.1%Other current assets24 3 597.3%(8) n.a.Increase (decrease) in operating liabilities(139) (478) -70.9%739 n.a.Payroll and related charges61 58 5.4%12 420.3%Suppliers64 (439) n.a.899 -92.9%Taxes, charges and contributions59 101 -41.9%109 -46.4%Authorizations payable8 6 26.9%(69) n.a.Payments for legal and administrative proceedings(104) (105) -1.1%(94) 10.6%Deferred revenues(158) (19) 719.1%(7) 2057.2%Other current liabilities(68) (79) -14.0%(110) -38.5%Income tax and social contribution paid(158) (49) 220.5%(62) 155.0%Net Cash (used in) from operations2,666 2,496 6.8%4,271 -37.6%Capex(1,354) (1,339) 1.1%(1,347) 0.5%Redemption of marketable securities2,200 2,108 4.4%2,589 -15.0%Investment on marketable securities(1,719) (2,084) -17.5%(1,908) -9.9%Capital allocation in 5G Fund- (85) -- -Receipt - Agreement with Bank C6- 52 n.a.468 n.a.Payment for the acquisition of V8, net of acquired cash(43) - n.a.- n.a.Others11 16 -31.6%14 -23.6%Net cash used in investment activities(905) (1,333) -32.1%(184) 391.6%New loans- - -- -Amortization of loans(71) (99) -28.7%(78) -9.9%Interest paid - Loans(5) (7) -31.1%(47) -89.8%Payment of lease liability(374) (402) -6.9%(385) -2.9%Interest paid on lease liabilities(480) (390) 23.0%(435) 10.2%Lease incentives66 4 1612.3%54 22.6%Payments in stock split/ reverse split operation(0.1) - n.a.(0.2) -29.1%Derivative financial instruments(8) (5) 72.3%(92) -91.3%Dividends and interest on shareholder's equity paid(478) (670) -28.6%(2,772) -82.8%Purchase of treasury shares, net of disposals- (13) n.a.(392) n.a.Net cash used in financing activities(1,350) (1,582) -14.7%(4,150) -67.5%Cash Flow411 (418) n.a.(63) n.a.Final Cash Balance4,022 2,840 41.6%3,610 11.4%Description

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer